VIA EDGAR

David R. Humphrey
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Century Casinos, Inc. (File No. 000-22900)
Form 10-K for the year ended December 31, 2006

Dear Mr. Humphrey:

On behalf of Century Casinos, Inc. (“Century Casinos” or the “Company”), the following responses are provided to the comments submitted to Century Casinos by the staff of the Commission (the “Staff”) in a letter dated September 6, 2007 (the “Letter”) relating to Century Casinos’ Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). The responses here are keyed to the numbering of the comments in the Letter and appear below following the comments, which are restated below in italics for convenient reference.

Form 10-K for the Year Ended December 31, 2006

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Adjusted Operations

Adjusted EBITDA

1.
Please begin your narrative with a discussion of operations for the entity as a whole and on a GAAP basis. Discussions of your segments and the non-GAAP disclosures, such as those presented on page 24 should follow. Further, please revise your presentation to present Adjusted EBITDA in the position of least prominence in accordance with Section 2 of FR 65. Specifically, Adjusted EBITDA should be placed after GAAP measures of performance such as Consolidated Results of Operations. Similar revisions should be made throughout your filing.

Response:  In response to the Staff’s comment, in future filings we will begin our narrative with the discussion of operations on a consolidated GAAP basis, which we will follow with the discussion of adjusted EBITDA on a consolidated basis and our segment discussions. Throughout the filing, the Company will provide the corresponding GAAP figures with higher prominence than the adjusted EBITDA figures.

2.
Refer to the presentation on page 24. We note that you have reconciled Adjusted EBITDA on a segment basis; please reconcile consolidated Adjusted EBITDA to consolidated net income wherever such non-GAAP measure is presented.

Response:  In response to the Staff’s comment, we will provide a reconciliation of consolidated Adjusted EBITDA to consolidated net income in future filings.

1263 A Lake Plaza Dr • Colorado Springs, CO 80906
TEL (719) 527-8300 • FAX: (719) 527-8301
investor@cnty.com

Liquidity and Capital Resources

Table of Contractual Obligations, page 49

3.
As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Response:  In response to the Staff’s comment, in future filings, we will include scheduled term loan interest payments (or an estimate thereof) in the Table of Contractual Obligations and include a footnote clarifying that interest payments were included in the table. In addition, the Company will disclose the significant contractual terms of our revolving credit arrangements.

Critical Accounting Estimates

Stock-Based Compensation, page 50

4.
Please explain to us why you have chosen to calculate the volatility factor used in your Black-Scholes calculation using an average of your common stock price over the preceding 12 month period. Include in your response how you considered the expected terms of options granted in your decision. Refer to paragraph A18(d), A20-22, and A32 of SFAS 123(R).

Response:  In response to the Staff’s comment, all outstanding options as of December 31, 2006, were issued prior to the effective date of SFAS 123(R). Paragraph 277 of SFAS 123 permitted an “entity whose common stock has been publicly traded for only a few years and has generally become less volatile as more trading experience has been gained…to place more weight on the recent experience.” In addition, paragraph 285(c) of SFAS 123 provided the following example as to when historical volatility might not be represented of the expected volatility:

“…if an entity's stock was extraordinarily volatile for some identifiable period of time because of a failed takeover bid or a major restructuring, that period might be disregarded in computing historical average annual volatility.”

Prior to 2004, the Company operated two casinos, one in Cripple Creek, Colorado and one in Caledon, South Africa. During 2004, the Company publicly announced the development of two new casinos (one in Central City, Colorado and one in Edmonton, Alberta, Canada) in addition to the potential investment in a casino project located in Iowa. The Company notes that on January 2, 2004, the Company’s stock traded at $3.34. On December 31, 2004, the Company’s stock traded at $9.13. The Company attributed this increase to the announcement of the Company’s growth plans. The Company determined that this 173% increase in stock price in 2004 was not indicative of the normal volatility pattern of the Company’s stock.  In addition, based on the age of the Company (10 years), the Company expected the stock price to be less volatile as more trading experience was gained. Based on these factors, the Company decided that the volatility of the stock over the 2005 period (which ranged from $6.02 to $10.91) would be a more accurate indicator of the volatility of the stock for the options granted in 2005 than using the average expected life of the options.

The Company notes that in accordance with paragraph 285(d) of SFAS 123, the Company calculated volatility by taking two stock price measurements per month for a twelve month period.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-7

5.
We note from your supplemental disclosure here and throughout your filing that you have had several acquisitions in the past few fiscal years. Please provide us with a table showing how you evaluated significance of these acquisitions, both individually and in the aggregate. Explain how the results of your assessments were applied to determine whether or not to provide audited financial statements for the entities acquired during each of these fiscal years. Your analysis should also show how you considered the assumption of debt as part of aggregate consideration for each acquisition. Refer to Rule 3-05 of Regulation S-X.

Response:  In response to the Staff’s comment, the Company refers to the guidance put forth by Rule 3-05(b)(2)(i) of Regulation S-X whereby:

“If none of the conditions exceeds 20 percent, financial statements are not required. However, if the aggregate impact of the individually insignificant businesses acquired since the date of the most recent audited balance sheet filed for the registrant exceeds 50%, financial statements covering at least the substantial majority of the businesses acquired shall be furnished. Such financial statements shall be for at least the most recent fiscal year and any interim periods specified in 210.3-01 and 210.3-02.”

The Company notes that the financial results of our investments in CC Tollgate LLC (the casino in Central City, Colorado) and Century Resorts Alberta, Inc. (which operates the casino in Edmonton, Alberta, Canada) have been consolidated into the Company’s financials since their formation.

The Company notes three acquisitions which occurred during 2006: (i) the acquisition of the remaining 43.6% interest in Century Resorts Alberta, Inc; (ii) the acquisition of the remaining 50.0% interest in Century Casino Millennium; and (iii) the acquisition of a 60% interest in Century Casino Newcastle. As discussed in the previous paragraph, the financial results of Century Resorts Alberta, Inc. have been consolidated into the Company’s financial statements since its formation. As indicated below, the acquisitions of Century Casino Newcastle and Century Casino Millennium did not exceed the thresholds for providing audited financial statements set forth in Rule 3-05 of Regulation S-X.

Total Assets
As of December 31, 2005
(amounts in thousands)
	Total Assets	Percent of Total Assets
Century Casinos, Inc	$123,348

Century Casino Millennium	2,260	1.8%
Century Casino Newcastle (As of March 31, 2006)*	9,875	8.0%
	$12,135	9.8%
* Century Casino Newcastle’s fiscal year end prior to acquisition was March 31.

Pretax income (including minority interest)
For the year ended December 31, 2005
(amounts in thousands)
	Pretax Income	Percent of Pretax Income
Century Casinos, Inc	$4,828

Century Casino Millennium	(405)	-8.4%
Century Casino Newcastle (Mar 31, 2006)*	674	14.0%
	$269
* Century Casino Newcastle’s fiscal year end prior to acquisition was March 31.

Investment Test
(amounts in thousands)

Century Casinos, Inc
Total assets as of December 31, 2005		$123,348

Century Casino Millennium.
Cash paid	$680
Debt assumed	681	$1,361	1.1%

Century Casino Newcastle
Cash paid	$6,652
Debt assumed	1,965	$8,617	7.0%

6.
We note from your disclosure on page F-13 that changes in restricted cash resulted from increases in the 2006 deposits related to the casino in Prague, cash set aside during 2006 for construction expenses in Alberta, and the Vienna Stock Exchange deposit required in connection with your listing thereon. As such, it appears the 2006 changes in restricted cash for these different purposes should be segregated and characterized separately on the statement of cash flows. Changes related to the casino in Prague appear to be operational in nature and should therefore be classified as a separate line item within operating activities, while changes in cash set aside for construction should be characterized as investing activities. Finally, it appears that changes in the VSE deposit should be characterized as financing as this deposit represents a cost of obtaining resources from owners. Please revise your statements of cash flow or tell us why your current presentation is considered to be appropriate. Refer to the guidance in paragraphs 21, 17(c), and 18 of SFAS 95, respectively.

Response:  In response to the Staff’s comment, the Company notes that the change in restricted cash as stated on the 2006 cash flow statement pertains solely to the cash set aside for construction in Alberta. On the Company’s 2006 statement of cash flows, we will reclass $0.4 million from financing activities to investing activities in accordance with paragraphs 21, 17(c) and 18 of SFAS 95 in future filings. As reflected in the supplemental disclosure to the 2006 cash flow statement under the heading “Century Casino Millennium”, the restricted cash associated with the casino in Prague was acquired as part of the April 13, 2006 acquisition of Century Casino Millennium. The net effect of this acquisition is recorded as an investing activity on the 2006 statement of cash flows under the heading “Cash contribution of $0.7 million towards interest in Casino Millennium, less net cash acquired of $0.3 million.” Finally, changes in the value of the restricted cash associated with the Vienna Stock Exchange deposit were due to foreign currency fluctuations.

Note 2 – Significant Accounting Policies

Revenue Recognition, page F-15

7.
We note that you own and operate the Caledon Hotel, Spa & Casino in South Africa. You state on pages 12 and 13 that you must allocate 10% of the net profit of the casino, as defined in the license agreement, to Black Empowerment Partners. You must also allocate a percentage of gross gaming revenues to the Overberg Community Trust. Please quantify these amounts for each period presented and tell us where they are reported and classified in the income statement.

Response:  In response to the Staff’s comment, the allocation of 10% of the net profit of the casino to Black Empowerment Partners and the allocation of a percentage of gross gaming revenues to Overberg Community Trust is the basis on which preferred dividends are determined and paid to each party. Details of the preferred dividend arrangements are disclosed on page F-26 in Footnote 8 under the heading “Subsidiary Preference Shares.” In future filings, the Company will revise its disclosure on pages 12 and 13 similar to the way it is stated on page F-26. Preference dividends of approximately $138,000 were paid in 2006 and are reported on the income statement as “Preferred dividends issued by subsidiary.” Preference dividends were not paid nor were payable in 2005 and 2004.

8.
Refer to your discussion of the casino business in Canada that is presented in the second paragraph on page 12. Please describe your arrangements with the AGLC in expanded detail and explain your method of accounting for same. Specifically, we note that the AGLC provides slot machines and technicians. Please tell us whether all of this equipment is accounted for under operating leases and tell us how and when lease payments are recorded. Describe how you account for any equipment or personnel provided under arrangements other than operating leases as well, if applicable.

Response:  In response to the Staff’s comment, the definition provided for net sales (cash played less cash won less the cost to lease the equipment, if applicable) is the Alberta Gaming and Liquor Commission’s (“AGLC”) definition for net sales. The AGLC administers and regulates the gaming industry in Alberta. The AGLC provides the casino with slot machines and slot personnel. In addition, the AGLC provides personnel to administer table game counts. In return, the Company markets the casino, provides table game dealers and provides the AGLC with a place to operate slot machines. The Company does not incur lease expenditures with the AGLC. In lieu of these lease expenses and other expenses associated with the operating of slot machines (i.e. equipment and personnel), the casino only retains 15% of the net sales. Please see the Company’s response to Staff comment #9 for details pertaining to the recording of this transaction.

9.
We assume that the 15% “commissions” paid to you based upon slot machine sales are recorded on a net basis, pursuant to EITF 99-19. Please confirm, quantify these commissions and tell us how they are classified in your income statement. We also assume that you record this revenue before deducting leasing costs and that you also record the leasing charges as an expense. If this is not the case, please explain and describe the basis for your current accounting methodology.

Response:  In response to the Staff’s comment, the 15% “commissions” paid to the Company based upon slot revenue, which the Staff refers to as machine sales, are recorded on a net basis, pursuant to paragraphs 15-20 of EITF 99-19. Net slot gaming revenues of $996,544 are shown net of revenues retained by the AGLC, and are reflected as a component of casino operating revenues on the December 31, 2006 income statement. The casino opened in November 2006. As noted in our response to Staff comment #8, the Company does not incur leasing costs as part of its arrangement with the AGLC.

10.
Finally, please explain how revenue resulting from table games is accounted for. Describe how this revenue and the required allocations to charity are recorded and classified in your income statement. Please also quantify these revenues and the related allocations for each period presented.

Response:  In response to the Staff’s comment, revenue resulting from table games is recorded on a net basis, pursuant to paragraphs 15-20 of EITF 99-19. Net table game revenues of $695,985 are shown net of revenues retained by the AGLC (and subsequently allocated by the AGLC to the charity), and are reflected as a component of casino operating revenues on the December 31, 2006 income statement. The casino opened in November 2006.

Promotional Allowances, page F-15

11.
Please explain to us how, and for what, “player points” earned can be redeemed. Specifically address how such points are earned, and the items and valuation scheme employed at point redemption. Provide comparable disclosures here and in MD&A.

Response:  In response to the Staff’s comment, members of our casinos’ player clubs earn points based on their volume of play (typically as a percentage of coin-in) at certain of our casinos. Players can accumulate points over time that they may redeem at their discretion under the terms of the program. Points can be redeemed for cash and/or various amenities at the casino, such as meals, hotel stays and gift shop items. The cost of the points is offset against the revenue in the period that the revenue generated the points. The value of unused or unredeemed points is included in accounts payable and accrued liabilities on our consolidated balance sheet. The expiration of unused points results in a reduction of the liability. We believe that our accounting for points and other promotional allowances is in accordance with EITF 01-9.

In future filings, we will provide comparable disclosure in our MD&A explaining how “player points” are earned and redeemed.

Note 5 – Goodwill and Other Intangible Assets, page F-17

12.
Please explain to us how the purchase of the remaining interest in CM resulted in a reduction of goodwill by $345,000. In this regard, explain your statement on page F-10 that “the final allocation of the purchase price increased goodwill…” Please illustrate your related computations and accounting entries in your response.

Response:  In response to the Staff’s comment, based upon the application of SFAS 141, $345,000 of negative goodwill was created on the purchase of the remaining 50% interest in Century Casino Millennium (“CM”). The Company was carrying $528,000 of goodwill relating to the initial previous acquisitions resulting in a 50% interest in CM. The Company deemed it appropriate to allocate the $345,000 to the existing goodwill balance as opposed to allocating it amongst the other long-term assets of CM.

The Company intends to revise the supplemental disclosure to the 2006 cash flow statement under the heading “Century Casino Millennium” in future filings. The disclosure currently reads:

“The purchase price allocation for CM was completed in June 2006. The final allocation of the purchase price increased goodwill and reduced the value of the Company’s tangible assets by an immaterial amount. The assets acquired and liabilities assumed are reported in the December 31, 2006 consolidated balance sheet.”

As revised, the disclosure will read:

“The purchase price allocation for CM was completed in June 2006. The assets acquired and liabilities assumed are reported in the December 31, 2006 consolidated balance sheet.”

Our purchase accounting entry for the transaction is as indicated below.

Amounts in thousands
Cash	$318
Restricted cash	929
Accounts receivable	153
Property and equipment, net	594
Goodwill	(345)
Other assets, including intercompany debt assumed	196
Accounts payable and accrued liabilities	(132)
Accrued payroll	(9)
Taxes payable	(343)
Long-term debt	(681)
Cash paid	$680

A rollforward of goodwill associated with CM prior to and subsequent to the acquisition of the remaining 50% interest in CM is as follows:

Amounts in thousands
Goodwill – December 31, 2005	$528
Acquisition of remaining 50% interest in CM	(345)
Effect of foreign currency translation	40
Goodwill – June 30, 2006	$223

Note 10 – Impairments and Other Write Offs, page F-28

13.
We note from your disclosure here that $0.4 million of the $5.7 million sale price of a casino development project located in Gauteng, South Africa “related to the recovery of a previously written off loan.” Please explain how this accounting treatment reflects the form of the transaction. Specifically, please clarify whether the party to whom you sold the casino operations was also the counterparty to the previously written-off loan. If the counterparty were the same, tell us how the recent sale agreement was worded. In addition, if the counterparty was the same, it appears that the “sale price” should be described as $5.3 million if you wish to characterize the $0.4 million as a recovery. If the counterparty was not the same, characterizing the $0.4 million as a “recovery” does not appear to be appropriate. Instead, it appears that your financial statements should be revised to reclassify this amount from the “Impairments and other write-offs, net of recoveries” line of your income statement to “Gain on sale of Gauteng interest.” Please revise or advise.

Response:  In response to the Staff’s comment, the Company confirms that the party to whom the Company sold the casino operations, Silverstar Development Ltd, was also the counterparty to the previously written-off loan.

In 2004, in a separate transaction, approximately $1.7 million, or 10.0 million Rand, was received for both the sale of 100% of the outstanding common stock of Verkrans Ontwikkelings Maatskappy (Pty) Ltd., a wholly owned subsidiary of CCA, whose only asset was land, carried at 4.4 million Rand, and previously advanced funds to Silverstar. In conjunction with the sale, we loaned Silverstar $0.5 million (3.0 million Rand), of which the entire amount was fully reserved, repayable in six equal annual installments with interest commencing January 1, 2007. We, therefore, only recognized net proceeds of 7.0 million Rand in the transaction. The Company recorded the write-off as a component of Impairments and Other Write-offs on the December 31, 2004 consolidated statement of earnings.

Per Section 3.7 of the sale/settlement agreement filed as Exhibit 10.181 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006:

“In consideration for the Century Companies agreeing to the aforesaid termination and to the amendment in clause 3.8, Silverstar shall pay, on the Implementation Date, an amount of R1,00 (one rand) to CCWR, to be paid by cheque, an amount of R40 290 375,00 (forty million two hundred and ninety thousand three hundred and seventy five rand) to Century Resorts to be paid by way of direct electronic funds transfer in immediately available funds into a South African bank account nominated in writing, delivered by Century Resorts to GRR, and an amount of R3 000 000,00 (three million rand) to CCA to be paid by bank guaranteed cheque.”

We will revise the Company’s disclosure of this transaction as follows:

Gauteng, South Africa– On September 28, 2006, the Company sold its interest in a casino development project located in Gauteng, South Africa for $5.3 million (ZAR 40.3 million), less commissions of $0.1 million (ZAR 1.3 million). The Company has recorded $5.2 million (ZAR 39.0 million) as a gain on sale of Gauteng interest on the December 31, 2006 consolidated statement of earnings. In addition, as a part of the transaction, the Company also received $0.4 million (ZAR 3.0 million) related to the recovery of a previously written off loan. The Company has recorded $0.4 million (ZAR 3.0 million) as a recovery to Impairment and Other Write-offs on the December 31, 2006 consolidated statement of earnings.

Note 13 – Segment and Geographic Information, page F-32

14.
You state that “reclassification and eliminating entries” are recorded in the corporate segment. Please explain the nature of these entries in greater detail and, if applicable, quantify their impact upon each category of segment disclosure. In this regard, we assume that some of the segment revenues are the result of transactions with other operating segments. We particularly note that you have a wholly owned subsidiary that manages one or more of your properties. Please advise and quantify intersegmental revenues to the extent practicable.

Response:  In response to the Staff’s comment, the reclassification and eliminating entries that the Company is referring to are the elimination of management fees between various segments and the elimination of interest charges between various segments.

As an example of the elimination of management fees, the Cripple Creek, Colorado casino (which represents the Cripple Creek segment) incurred management fees to Century Casinos, Inc. (a member of the Corporate segment) of $185,256 during 2006. In our presentation of the Cripple Creek segment, we have eliminated this amount (along with its related tax impact)

from their general and administrative expenses. In our presentation of the Corporate segment, we have eliminated this amount (along with its related tax impact) from our revenues. Total intercompany management fees of $3.1 million were eliminated in this manner during 2006.

As an example of the elimination of intercompany interest, the Caledon, South Africa casino (which represents the Caledon segment) incurred interest charges to Century Casinos Africa (a member of the Corporate segment) of $193,915 during 2006. In our presentation of the Caledon segment we have eliminated this amount (along with its related tax impact) from their interest expense charges for the period. In our presentation of the Corporate segment, we have eliminated this amount (along with its related tax impact) from interest revenue. Total intercompany interest of $1.2 million was eliminated in this manner during 2006.

Management internally reviews the results of each operating segment after the elimination of intercompany management fees and intercompany interest.

* * *

In connection with responding to your comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned or Ray Sienko, Chief Accounting Officer, at (719) 527-8300.

Very truly yours,

/s/ Larry Hannappel
Larry Hannappel
Senior Vice President, Principal Financial Officer &
Chief Operating Officer – North America